600, 530 – 8th Ave SW., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax.: (403) 267-6529

September 19, 2003

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
TSX

Dear Sirs:

Subject:        Medicure Inc.

We confirm that the following material was sent by pre-paid mail on September 18, 2003, to the registered shareholders of the common shares of the subject Corporation:

1.	Annual Report 2003
2.	Notice of Meeting
3.	Management Proxy Circular
4.	Proxy
5.	Proxy Return Envelope

We further confirm that copies of the above mentioned material were sent by courier, together with Supplemental Mail List Cards, on September 18, 2003 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding shareholder communications.

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

“signed by”

Tracy Williams
Mailing Professional
ClientServicesMailings@Computershare.com

cc:	Medicure Inc.
	Attention:	Derek Reimer